UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number: 000-52145

DIGATRADE FINANCIAL CORP
(Translation of registrant's name into English)

885 West Georgia Street, 1500
Vancouver, BC V6C-2G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

Exhibits

DIGATRADE ANNOUNCES AGM

To: All Canadian Securities Regulatory Authorities CNSX

Subject: DIGATRADE FINANCIAL CORP.

Vancouver, British Columbia – January 6, 2017 – DIGATRADE FINANCIAL CORP (OTCQB: DIGAF) an online digital asset exchange platform and blockchain development services company today we advise of the following with respect to the upcoming meeting of security holders for the subject issuer:

Meeting Type:	Annual General
Record Date for Notice of Meeting	January 23, 2017
Record Date for Voting (if applicable)	January 23, 2017
Beneficial Ownership Determination Date	January 23, 2017
Meeting Date	February 23, 2017

Voting Security Details:

Description	CUSIP	ISIN
Common Shares	25381C	CA25381C1095

Please contact the undersigned if there are any questions.

Broadridge Financial Solutions Inc

Agent for Digatrade Financial Corp

Investor Communication Solutions Canada

5970 Chedworth Way

Mississauga, ON L5R-4G5

P: 905.507.5100 / F: 905.507.5350

www.broadridge.com

CORPORATE CONTACT INFORMATION:

Digatrade Financial Corp

885West Georgia Street, 1500

Vancouver, BC V6C-2G2 Canada

info@digatrade.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digatrade Financial Corp
(Registrant)

Date: January 09, 2017	By:	/s/ Brad J. Moynes
Brad J. Moynes

	Title:	CEO